SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

QWEST COMMUNICATIONS INTERNATIONAL INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.50% CONVERTIBLE SENIOR NOTES DUE 2025

(Title of Class of Securities)

749121 BY 4

(CUSIP Numbers of Class of Securities)

Stephen E. Brilz

Vice President and Deputy General Counsel

Qwest Communications International Inc.

1801 California Street

Denver, Colorado 80202

303-992-1400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With a copy to:

Richard M. Russo

Gibson, Dunn & Crutcher LLP

1801 California Street, Suite 4200

Denver, Colorado 80202

303-298-5700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,440,898,250.00	$102,736.05

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the transaction valuation was calculated assuming that all 3.50% Convertible Senior Notes due 2025 (the “Convertible Notes”) of Qwest Communications International Inc. (the “Company”) outstanding as of July 9, 2010 will be purchased pursuant to the Offer (as defined herein) at a purchase price of $1,139.05 per $1,000 principal amount of Convertible Notes, based on the average of the high and low prices per share of the Company’s common stock reported on the New York Stock Exchange on July 9, 2010. The final purchase price per $1,000 principal amount of Convertible Notes will be determined in accordance with the pricing formula described in the Company’s Offer to Purchase, dated July 13, 2010. As of July 9, 2010, there were Convertible Notes outstanding in an aggregate principal amount of $1,265,000,000.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and is equal to $71.30 per $1,000,000 of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $102,736.05

Form or Registration No.: Schedule TO-I (File No. 005-53477)

Filing Party: Qwest Communications International Inc.

Date Filed: July 13, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (File No. 005-53477) filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2010 by Qwest Communications International Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Original Schedule TO” and, as amended and supplemented by this Amendment No. 1, the “Schedule TO”), in connection with the Company’s offer to purchase for cash (the “Offer”) any and all of its outstanding 3.50% Convertible Senior Notes due 2025 (the “Convertible Notes”) upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated July 13, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), each of which is attached as an exhibit to the Schedule TO. The Offer will expire at 5:00 p.m., New York City time, on Thursday, August 12, 2010, unless the Offer is extended or earlier terminated by the Company (such date as it may be extended by the Company, the “Expiration Date”).

Upon the terms and subject to the conditions of the Offer, holders of Convertible Notes who validly tender and do not validly withdraw their Convertible Notes at or prior to 5:00 p.m., New York City time, on the Expiration Date, will receive, for each $1,000 principal amount of such Convertible Notes, a cash purchase price equal to the sum of (i) the Average VWAP (as defined herein) of the Company’s common stock multiplied by 206.3354 (which is the number of shares of the Company’s common stock currently issuable upon conversion of $1,000 principal amount of Convertible Notes) plus (ii) a fixed cash amount of $30.00, provided that in no event will the purchase price per $1,000 principal amount of such Convertible Notes be less than $1,000.00 or more than $1,170.00. In addition, holders will receive in respect of their Convertible Notes that are accepted for purchase accrued and unpaid interest on such Convertible Notes to, but excluding, the settlement date of the Offer. All amounts payable pursuant to the Offer will be rounded to the nearest cent.

“Average VWAP” is the arithmetic average of the daily volume weighted average price per share of the Company’s common stock on the New York Stock Exchange on each trading day during the period of 20 consecutive trading days beginning on July 14, 2010 and ending on August 10, 2010. The per share volume weighted average price of the Company’s common stock for a given day is shown on the Bloomberg Q.N<EQUITY>AQR page (or its equivalent successor if such page is not available).

The Company will determine the final purchase price promptly after the close of trading on the New York Stock Exchange on August 10, 2010 (the “Pricing Date”). The Company will announce the final purchase price no later than 4:30 p.m., New York City time, on the Pricing Date, and the final purchase price will also be available by that time at http://www.gbsc-usa.com/Qwest and from Global Bondholder Services Corporation, the Information Agent for the Offer.

This Amendment No. 1 is being filed to amend and supplement the Original Schedule TO and the Offer to Purchase by incorporating by reference the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2010 (File No. 001-15577), filed with the SEC on August 6, 2010.

Except as expressly amended and supplemented by this Amendment No. 1, neither the Original Schedule TO nor the Offer to Purchase shall be amended, supplemented or otherwise modified hereby.

Item 11.	Additional Information.

(b) Item 11(b) of the Original Schedule TO and the Offer to Purchase are each hereby amended and supplemented by deleting, in the Offer to Purchase, the second bullet of the first paragraph of the section entitled “Incorporation of Documents by Reference” and replacing such second bullet with the following:

•	“Our quarterly reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010; and”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QWEST COMMUNICATIONS INTERNATIONAL INC.

DATE: August 6, 2010	By:	/s/ STEPHEN E. BRILZ
	Name:	Stephen E. Brilz
	Title:	Vice President and Assistant Secretary